Exhibit 10.22
[Anadys Logo]
March 6, 2001
Mary Yaorshevsky-Glanville
237 Fenton Street
New Westminster, British Columbia
Canada V3M 5H8
Dear Mary,
I am very pleased to confirm the offer of employment made to you by Anadys Pharmaceuticals, Inc. for the position of Computer Systems Analyst — Human Resources Information Systems, initially reporting to Kleanthis Xanthopoulos, President & Chief Executive Officer. Your hire date will be on or about April 17th, 2001. The details of this offer are as follows:

BASE SALARY:	You will receive a base salary of $3,854.17 paid semi-monthly in accordance with the normal Anadys payroll cycle, which if annualized, amounts to $92,500 per year.

STOCK OPTIONS:	Upon commencement of your employment with Anadys and subject to the approval of the Board of Directors, you will be eligible for an initial stock option grant allowing you to purchase 35,000 shares of Anadys common stock at a price established by the Board. These stock options vest over a four-year period and are subject to the terms and conditions outlined in the Anadys Stock Options Plan. You will be provided full details of the Stock Option Plan once you are on board.

BENEFITS:	As a regular, full-time employee of Anadys you will be eligible for group benefits for yourself and your eligible dependents, effective on the first day of the month following your date of hire. Basic benefits include comprehensive health insurance, dental insurance, and vision care insurance. In addition, you will be eligible for term life insurance and long-term disability insurance for yourself only.

As you requested, and as an exception to standard Anadys policy, you will receive five weeks of paid vacation for calendar year 2001, which is intended to accommodate your planned activities currently schedules for June and October / November. Effective January 1, 2002, you will begin accruing vacation at the standard Anadys rate, which is currently three weeks per year. You will also receive the benefit of a minimum of ten paid holidays per year, all in accordance with Company policy.

Effective on the first day of the quarter following your hire date, you will be eligible to participate in the Anadys 401(k) Retirement Savings Plan.

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Also, effective on your date of hire, you will be eligible to participate in the Anadys Flexible Benefits Plan which allows you to defer some of your earnings pre-tax, into spending accounts to be used for payment of un-reimbursed medical and/or eligible child care expenses. You will be asked to contribute a portion of the cost of your own insurance coverage and any dependent coverage you elect. The cost of coverage will vary based upon the number of dependents covered and your individual plan selection. However, any premiums you pay will be paid pre-tax. A benefit summary is enclosed for your review. Full details of these and all other employee benefits will be provided once you are on board.

VISA:	Anadys will initially bring you on board on a TN Visa. Immediately upon your acceptance of this offer, we will begin the application process for an H-1b Visa for yourself and an H-4 Visa for your husband. Anadys will also sponsor you and your family for permanent residence (“green cards”) as soon as administratively feasible after the H visas are in place. You will be expected to provide all necessary information and documentation required to expedite all of the processes. The Company will pay reasonable legal and application fees associated with your permanent resident status, but in the event that you voluntarily terminate your employment with Anadys or are terminated for cause within on year of your receipt of your “green card”, you will be required to reimburse Anadys for all fees paid on your behalf.

SIGN-ON BONUS:	As a further incentive for you to join Anadys, you will be given a one-time sign—on bonus of $5,000, less applicable employment taxes. This bonus will be paid shortly before your hire date. Should you leave the Company within one year of your hire date, you will be required to reimburse Anadys for this sign-on bonus within thirty days after your termination date.

RELOCATION:	In order to assist you in your move from Canada to the San Diego area, you will be eligible for the relocation benefits, in accordance with Company policy, which include the cost of packing and moving your household goods and up to two vehicles; reasonable closing costs on the purchase of a new home in the San Diego area; transportation costs for you and your family on your final move date; temporary housing in San Diego for up to 60 days. Should you voluntarily terminate your employment or be terminated for cause within one year of your hire date, you will required to reimburse Anadys for all relocation benefits within thirty days of your termination date.

Should you voluntarily terminate your employment or be terminated for cause within one year of your hire date, you will required to reimburse Anadys for all relocation benefits within thirty days of your termination date.

EMPLOYMENT “AT WILL”:	Anadys is an at-will employer and as such your employment must be entered into as voluntarily and for no specified period. As a result, you are

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free to resign or the company may terminate your employment at any time, for any reason, with or without cause. No one other than the President and CEO has the authority to alter this employment relationship, either verbally or in writing.
Anadys Pharmaceuticals, Inc. expects that you will not disclose to it any proprietary information or any trade secrets of any former employer or bring onto its premises any unpublished documents or any property belonging to any former employer. Since this would be improper, such conduct could be a basis for discipline up to and including termination.
The above is subject to your signing non-disclosure, invention assignment and non-complete agreements with the Company, and the Company’s review of any agreement you may have with former employers to ensure that they do not conflict with your employment with the Company. In addition, within three days after your date of hire, you will be required to submit proof of identity and eligibility to work in the United States, in compliance with federal immigration laws.
This offer has been extended to you on behalf of Anadys Pharmaceuticals, Inc. and is valid through Monday, March 12th, after which time it will expire.
Mary, we believe you will be able to make an immediate contribution to Anadys’ effort, and I think you will enjoy the rewards of working for an innovative, fast-paced, energetic company. One of the keys to our accomplishments is our outstanding people. We hope you accept our offer to be one of those people. Please acknowledge your agreement of these terms by signing this letter and returning it to my attention in the enclosed envelope.
Sincerely yours,
ANADYS PHARMACEUTICALS, INC.
/s/ Diana De Walt
Diana De Walt
Human Resources
I hereby accept this offer of employment and accept the terms as stated above. I understand that as an employee of Anadys, I will be expected to comply with all Company policies:

/s/ Mary Yaroshevsky-Glanville	March 8, 2001

Mary Yaroshevsky-Glanville	Date